Exhibit J

NEWS RELEASE

For Immediate Release

Contact:

Mark Harnett/Bob Marese

MacKenzie Partners, Inc.

1-800-322-2885

COVINGTON SENDS LETTER TO ADVOCAT BOARD – URGES ENGAGEMENT ON ALL

CASH OFFER AND ASKS FOR TRANSPARENCY ON STRATEGIC PLAN

ATLANTA, June 5, 2012 – Covington Investments, LLC (together with its affiliates (“Covington”)) today sent the following letter to the Board of Directors of Advocat Inc. (NASDAQ: AVCA) (the “Company”) once again urging the Company to engage with Covington in regard to its proposal to purchase all common shares of Advocat for $8.50 per share in a negotiated transaction and to make public, for the benefit of all shareholders, the specifics of its strategic plan. Covington notes that as of the date of its letter there is still no indication from the Company that a financial advisor has been engaged to evaluate Covington’s proposal against the Company’s current, nebulous strategic plan.

June 5, 2012

Board of Directors

Advocat, Inc.

1621 Galleria Boulevard

Brentwood, TN 37027

Gentlemen:

We continue to be disappointed in the Board’s complete lack of engagement with us regarding our compelling proposal to acquire Advocat Inc. (“Advocat” or the “Company”), and the Board’s apparent assumption that the views of your large shareholder directors represent the views of your outside shareholders – those to whom your fiduciary duties are the most important in this matter. Following the Company’s response on May 14, 2012 to our proposal to acquire all the common shares of Advocat for $8.50 per share in cash, we have heard from a number of shareholders, large and small, that they are unhappy with the Company’s refusal to engage with

Covington. In addition, shareholders are dissatisfied with the lack of information provided by Advocat and the lack of explanation as to how it will deliver more value to shareholders through its strategic initiatives – the same initiatives which have not been successful historically and which face even more significant execution risks in the face of current regulatory and industry headwinds. The lack of detail and information provided confirms our belief that there is no viable plan that will deliver value comparable to our offer in a timely fashion.

Moreover, absent from the Company’s May 14 response was any mention that the Board or the Company had engaged financial advisors to provide an opinion on the merits of Covington’s proposal relative to the Company’s other alternatives, which we believe is a customary practice in situations where a company receives an acquisition proposal at a significant premium to its stock price. We think your shareholders expect and deserve even more transparency on your analysis of our proposal and your strategic alternatives if you do not have the financial opinion of an independent financial advisor. We would also expect you to explain why you did not believe such an opinion was necessary in the face of an approximate 100% premium offer.

Accordingly, as a significant shareholder, we request that the Company provide at the annual meeting this Thursday, June 7, 2012, a comprehensive web-cast presentation on why and how its strategic plan will deliver value in excess of the Covington proposal. A repetition of what has been discussed on earnings calls over the past several years will not be sufficient. We expect to see a detailed financial analysis and credible approach to addressing the daunting execution and industry risks facing Advocat. Shareholders need to be convinced why the same old plan will work now, when it has not succeeded in the past. We continue to doubt the existence of a viable superior strategic alternative to our proposal and believe the Company should stop delaying and give all shareholders the opportunity to accept a cash amount certain now.

Covington stands ready to enter into discussions with Advocat regarding its proposal to acquire the Company. The clear feedback we have received from the Company’s shareholders is that they want Advocat to engage in discussions with Covington. It is time to listen to your shareholders.

Sincerely,

/s/ John E. McMullan

John E. McMullan

President

Covington Investments, LLC

About Covington Investments, LLC

Covington’s affiliates own and operate continuing care retirement communities offering skilled nursing, assisted living, independent living and home health services in Florida, Ohio, and Tennessee. The Companies’ combined campuses comprise over 1,000 skilled nursing and assisted living beds as well as nearly 600 independent living units.

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